Sara E. Finigan
Direct:  415.772.5761
Email:  sfinigan@cpdb.com

December 1, 2010

VIA EDGAR TRANSMISSION AND FACSIMILE

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re: Mendocino Brewing Company, Inc.
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 001-13636

Dear Ms. Jenkins,

We have been asked by Mendocino Brewing Company, Inc. (the "Company") to respond on its behalf to your comment letter dated November 16, 2010.  For your convenience, we have repeated your comments in bold type below.

Form 10-Q for the Quarter Ended September 30, 2010

Financial Statements

2.  Liquidity and Management Plans, page 8

1.           We note your disclosure here regarding the "letter of support" issued by your majority shareholder.  Please revise to provide detailed disclosures regarding this letter of support.  Ensure to disclose the nature and extent of financial assistance, including the terms and conditions of such assistance as well as the maximum amount to be provided.  In addition, please revise to file this "letter of support" as an exhibit or tell us when such agreement was filed.

In response to the Commission's comment, the Company has amended its Form 10-Q for the quarter ended September 30, 2010 (the "Amended Report") to provide detailed disclosure relating to the letter of financial support issued by United Breweries (Holdings) Limited ("UBHL") relating to UBSN Limited ("UBSN") dated March 25, 2010 (the "Letter of Support") and has included the Letter of Support as an exhibit filed with the Amended Report.  UBSN is the wholly-owned subsidiary of UBIUK which in turn is a wholly owned subsidiary of the Company based in the United Kingdom, which has a current working capital deficiency of approximately $3,657,700 (in U.S. dollars) as of September 30, 2010.  Specifically, the Letter of Support was issued by UBHL to UBSN's accountants, Hawsons Chartered Accountants, to confirm that UBHL had agreed to provide financial support to UBSN on an as needed basis to ensure that UBSN is able to meet its financial obligations as and when they fall due.  There is no limit set forth in the Letter of Support with regards to the maximum amount of financial assistance to be provided by UBHL to UBSN under the Letter of Support.  The type of financial support to be provided by UBHL and the terms of such financial support are not specified in the Letter of Support.  The Letter of Support has been issued for at least a minimum one year period which runs through March 24, 2011.  The Company's management intends to seek UBHL's agreement to keep the Letter of Support in force beyond the minimum period, if necessary.  The only condition to the financial support provided by UBHL to UBSN pursuant to the Letter of Support is compliance with Exchange Control and other applicable regulatory requirements relating to the transfer of funds from India to the United Kingdom.

December 1, 2010

2.           Considering the comment above, tell us about the extent to which you have verified your majority shareholder's ability to provide funding related to this letter of support.

The Company's two largest direct shareholders, United Breweries of America, Inc. ("UBA") and Inversiones Mirabel S.A. ("Inversiones") are both ultimately controlled by UBHL according to disclosures provided to the Company by UBA and Inversiones, resulting in UBHL being the Company's indirect majority shareholder.  In addition, the Chairman of the Board of Directors of the Company, Dr. Vijay Mallya, is also the Chairman of the Board of UBHL.  UBHL is a public company listed in India with a market capitalization of approximately $400 million (U.S. dollars) and annual gross revenues on a non-consolidated basis of approximately $85 million (U.S. dollars) according to publicly filed documents dated March 31, 2010 which were filed with regulatory authorities in India.  In addition, UBHL's subsidiary, UBA, has previously provided the Company with financial assistance through the issuance of and the extension of the maturity dates of several convertible promissory notes to the Company.  For these reasons, the Company's management believes that UBHL would be able to adequately provide funding pursuant to the terms of the Letter of Support to UBSN if such financial support became necessary in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

December 1, 2010

3.           We note your disclosure that your line of credit with an outstanding balance of $1,734,300 and several other debt obligations totaling $6,797,800 mature within one year.  Considering (i) your cash balance of $178,000 at September 30, 2010 (ii) you incurred losses during the year ended December 31, 2009 and for the nine months ended September 30, 2010 and (iii) you had a working capital deficiency of $10,375,000 at September 30, 2010, please revise to include a robust discussion of how you plan to fund your operations for the next twelve months.  Your current disclosures are generic and provide no insight into your plans.  Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs and to improve your working capital position, including ramifications to your business if such plans are not successful.  Your revised analysis should also provide an explanation for the significant change in accounts receivable, accounts payable and accrued expenses and other factors that had a significant impact on your cash flow position.  Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

In response to the Commission's comment, the Company's Amended Report provides additional disclosure relating to the plans of the Company's management to ensure that the Company meets its liquidity needs and improves its working capital position.  Specifically, the Company's management believes that the current working capital deficit in the United States is due to the fact that the Company's two outstanding term loans with Marquette Business Credit, Inc. ("Marquette") and Grand Pacific Financing Corporation ("Grand Pacific"), respectively, are set to mature in June 2011.  In addition, the Company's outstanding convertible promissory notes with UBA, which are currently subordinated to the Marquette and Grand Pacific term loans, are also set to mature in June 2011 which is also a contributing factor to the Company's current working capital deficiency in the United States.  The Marquette and Grand Pacific term loans are secured by the real property, fixed assets, and current assets of the Company and its subsidiaries, as applicable, and as such, the Company's management believes that there will be opportunities based on the value of such assets to refinance the existing facilities or to enter into new credit facilities with third party commercial lenders to address the Company's debt repayment obligations in connection with the June 2011 scheduled maturity dates.

The Company's management anticipates seeking UBA's consent to subordinate the outstanding debt under the convertible promissory notes to any future third party commercial loans and to seek UBA's consent to extend the maturity dates of the UBA loans.

The portion of the working capital deficiency associated with the Company's international operations relates to losses which the Company's subsidiaries UBIUK and UBSN have incurred primarily in the United Kingdom since 2005.  As previously discussed, UBHL has provided the Letter of Support to ensure that UBSN is able to meet its financial obligations through the minimum specified period.

December 1, 2010

In order to address these working capital deficiencies,  the Company's management also plans to continue to explore additional revenue sources through the expansion into new geographic markets and increasing the number of products available in certain existing territories, as well as through the utilization of excess production capacity by entering into additional contract brewing arrangements.  The Company's management also intends to continue to explore new ways to reduce discretionary expenditures and to continue its efforts to increase profit margins through reductions of expenditures and potential product price increases if and when market conditions permit such increases.  In addition, the Company has engaged an outside consultant to provide a strategic plan for the operations of the business.

If the Company is not able to extend the term of or refinance its outstanding indebtedness on commercially reasonable terms and conditions or obtain new third party financing or if UBHL is unwilling to provide financial support  to UBSN in case of need after the minimum specified period, such events could have a material adverse effect on the financial position of the Company and its ability to continue operations.

In response to the Commission's comments, the Company's Amended Report provides additional details regarding the changes in accounts receivable, accounts payable, accrued expenses and other factors that had a significant impact on the Company's cash flow position.

Simultaneously with the submission of this letter, the Company has provided to the Commission via EDGAR a marked copy of Amendment No. 1 to the Form 10-Q for the Quarter ended September 30, 2010 indicating such changes in the Company's prior disclosure.

If the Commission has any additional questions or needs any additional information relating to this matter, please feel free to contact me on my direct line at (415) 772-5761.

Sincerely,

/s/ Sara E. Finigan

Sara E. Finigan

STATEMENT OF PRESIDENT OF

MENDOCINO BREWING COMPANY, INC.

As President of Mendocino Brewing Company, Inc. (the “Company”), in connection with the receipt of that certain letter of comment from Tia Jenkins, of the United States Securities and Exchange Commission (the “Commission”), dated November 16, 2010, I hereby make the following statements on behalf of the Company:  The Company acknowledges and agrees that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure made in its filings under the Securities Exchange Act of 1934, as amended, (the “Filings”);

(2)	Staff comments on the Filings or changes to disclosures contained in any Filings in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

(3)	The Company may not assert staff comments to the Filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mendocino Brewing Company, Inc.

Dated: December 1, 2010	/s/ Yashpal Singh
Yashpal Singh, President and CEO